Mail Stop 3561

October 29, 2009

VIA FACSIMILE AND U.S. MAIL

Mr. Anthony A. Ibargüen
President and Chief Executive Officer
Insight Enterprises, Inc.
6820 South Harl Avenue
Tempe, Arizona 85283

> **Re: Insight Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed May 12, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Filed August 6, 2009**
> **File No. 0-25092**

Dear Mr. Ibargüen:

We have reviewed your letter dated October 8, 2009 and have the following comments.   Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Note (7) Debt and Inventory Financing Facility, page 79
Covenants, page 80

1. We reviewed your response to comment four in our letter dated September 30, 2009. We note that EBITDA, as defined in the senior revolving credit facility and ABS facility agreements, is calculated differently than "EBITDA" as described in SEC Release No. 34-47226, Conditions for Use of Non-GAAP Financial Measures. As such, the measure should not be characterized as "EBITDA." Instead, the title of the non-GAAP financial measure should clearly identify the measure and all adjustments. Please revise the title of the non-GAAP financial measure in future filings. Refer to Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at: www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Also, disclosure of non-GAAP financial measures in the financial statements is prohibited by paragraph (1)(ii)(C) of Item 10(e) of Regulation S-X. Please revise your disclosure in future filings to disclose the limitation on your borrowing capacity without disclosing

the amount of the non-GAAP financial measure computed in accordance with the covenant.

Item 11. Executive Compensation, page 115

Compensation Discussion and Analysis, page 115

2. We note your response to comment 7 of our letter dated September 30, 2009. The response describes generally the various factors – some qualitative/subjective and some quantitative/objective – that were taken into account in awarding compensation under the 2008 Cash Incentive Plan to the named executive officers as a group. We know from your disclosure on pages 119-121 of your Form 10-K that one set of general goals was approved by the compensation committee at the beginning of the year for all of the executive officers, and that the goals were then tailored for each executive officer. Please identify the specific goals and discuss how your compensation committee arrived at the amounts that were actually awarded in the case of each named executive officer. We are asking for sample disclosure, to be followed prospectively, based on compensation data disclosed for the fiscal year ended December 31, 2008. Refer to Item 402(b)(2)(vii) of Regulation S-K.

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You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or in her absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director